SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2023

Commission File Number: 001-38397

Farmmi, Inc.
(Registrant’s name)

Fl 1, Building No. 1, 888 Tianning Street, Liandu District

Lishui, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On October 9, 2023, Farmmi, Inc. (the “Company”) received notification from The Nasdaq Stock Market LLC (“Nasdaq”) that Staff has determined that for 10 consecutive business days, from September 25 to October 6, 2023, the closing bid price of the Company’s ordinary shares has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with the minimum $1.00 bid price per share requirement for continued listing on The NASDAQ Capital Market pursuant to NASDAQ Marketplace Rule 5550(a)(2) (the “Minimum Bid Price Rule”), and this matter is now closed.

As previously reported, on October 12, 2022, the Company received a notification letter from Nasdaq advising the Company of its noncompliance with the Minimum Bid Price Rule for 30 consecutive business days preceding the notice date. The Company was provided 180 calendar days, or until April 10, 2023, to regain compliance with the Minimum Bid Price Rule. The Company was unable to regain compliance within the initial compliance period. On April 13, 2023, Nasdaq granted the Company an additional 180 calendar days, or until October 9, 2023, to regain compliance with the Minimum Bid Price Rule.

The Company issued a press release announcing this matter on October 10, 2023. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Exhibits No.	Description
99.1	Press release dated October 10, 2023

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FARMMI, INC.

Date: October 10, 2023	By:	/s/ Yefang Zhang
	Name:	Yefang Zhang
	Title:	Chief Executive Officer

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